Exhibit 4.24

SYNGENTA CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Section 1.    General Purpose of Plan; Definitions.

The name of this plan is the Syngenta Corporation Employee Stock Purchase Plan.    The purpose of the Plan is to provide Employees of the Company, and any Designated Subsidiary, with the opportunity to purchase restricted Shares through accumulated payroll deductions and receive matching Shares equal to fifty percent (50%) of the Shares purchased with the Participant’s accumulated payroll deductions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)    "Board" shall mean the Board of Directors of the Company.

(b)    "Change in Capitalization" shall mean any increase, reduction, change or exchange of shares of the Parent’s equity underlying each Share for a different number of shares and/or kind of shares or other securities of the Parent by reason of a reclassification, recapitalization, merger, consolidation, reorganization, issuance of warrants or rights, stock dividend, stock split or reverse stock split, combination or exchange of Shares, repurchase of Shares, change in corporate structure or otherwise.

(c)    "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(d)    "Committee" shall mean the Syngenta Corporation Benefits Committee which shall administer the Plan and perform the Committee functions set forth herein.

(e)    "Company" shall mean Syngenta Corporation, a Delaware corporation.

(f)    "Compensation" shall mean the fixed salary or wage paid by the Company or a Designated Subsidiary to a Participant as reported by the Company or the Designated Subsidiary to the United States government for Federal income tax purposes, including an Employee's portion of salary deferral contributions pursuant to Section 401(k) of the Code and any amount excludable pursuant to Sections 125 and 132(f) of the Code, and any payments for overtime, shift premium, incentive compensation, bonuses, or commissions, but excluding any payments for severance pay, expense reimbursements, stock option gain, restricted share lapses, or any credit or benefit under any employee plan maintained by the Company or any Designated Subsidiary.

(g)    "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee.  Continuous Status as an Employee shall not be considered interrupted in the case of a leave of absence agreed to in writing by the Company or a Designated Subsidiary, as appropriate.

(h)    "Corporate Transaction" shall mean a sale of all or substantially all of the Parent’s, the Company’s or a Designated Subsidiary’s assets, a merger, or consolidation of the Parent, the Company or a Designated Subsidiary with or into another corporation, or any other transaction or series of related transactions in which the Parent’s, Company’s or a Designated Subsidiary ‘s stockholders immediately prior thereto own less than 50% of the voting stock of the Parent, the Company or a Designated Subsidiary (or its respective successor or parent) immediately thereafter.

(i)    "Designated Subsidiary" shall mean a Subsidiary that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan.  Schedule A attached hereto sets forth the Designated Subsidiaries as of April 1, 2005.

(j)    "Employee" shall mean (i) any non-seasonal or non-SMG employee who is customarily employed for at least twenty (20) hours per week by the Company or a Designated Subsidiary and is not a member of a collective bargaining unit that has refused to participate in the Plan; and (ii) an person described in (i) above who is an international assignee of the Company or a Designated Subsidiary on an assignment outside the US with sufficient U.S. income to be able to participate in the Plan as determined by the Committee.

(k)    “Enrollment Date” shall mean the date the Employee enrolls in the Plan during an Enrollment Period.

(l)    "Enrollment Period" shall mean January 1-31 and June 1-30 of each Offering Period provided that the initial Enrollment Period in the 2005 plan year shall be determined by the Committee.

(m)    "Fair Market Value" as of a particular date shall mean the closing sale price reported for the Shares on the New York Stock Exchange on such date or, if no sale was reported on such date, on the last date preceding such date on which a sale was reported.

(n)    "Offering Period" shall mean a period as described in Section 3 hereof.

(o)    “Parent” means Syngenta AG and its successors and assigns.

(p)    "Participant" shall mean an Employee who elects to participate in the Plan pursuant to Section 4 hereof.

(q)    “Plan” shall mean the Syngenta Corporation Employee Stock Purchase Plan, as amended from time to time.

(r)    "Purchase Date" shall mean the November 13th or the first Trading Day thereafter following each Offering Period; provided, however, if any November 13th is not a Trading Day, the Purchase Date for that year shall be the first Trading Day following such November 13th.

(s)    "Purchase Price" shall mean an amount equal to the Fair Market Value of a Share on the Purchase Date.

(t)    "Share" shall mean a share of the American Depository Shares of the Parent.

(u)    “SMG” shall mean the group of senior managers designated by the Parent as the Senior Management Group or a successor designation for a substantially similar group of the most senior managers of the Parent and its Subsidiaries.

(v)    "Subsidiary" shall mean any U.S. corporation or other U.S. legal entity (other than the Company) in an unbroken chain of corporations or other legal entities, beginning with Syngenta AG, if, at the time of the granting of an option, each of the corporations or other legal entities other than the last corporation or other legal entities in the unbroken chain owns stock or other equities possessing 50% or more of the total combined voting power of all classes of stock or other equities in one of the other corporations or legal entities in such chain, whether or not such corporation or other legal entity now exists or is hereafter organized or acquired by the Parent, the Company or a Subsidiary.

(w)    "Trading Day" shall mean a day on which national stock exchanges in the United States are open for trading.

Section 2.    Eligibility.

(a)    Subject to the limitations set forth in Section 2(b) below, any Employee who has been employed as an Employee for at least one full calendar month prior to the end of an Enrollment Period shall be eligible to participate in the Plan in accordance with Section 4 hereof and shall be, upon participation, granted an option for the Offering Period pertaining to such Enrollment Date.

(b)    Notwithstanding any provision of the Plan to the contrary, no Participant shall be granted an option under the Plan if such grant would permit such Participant's right to purchase Shares  under the Plan to accrue at a rate that is less than one hundred dollars ($100) or exceeds three thousand dollars ($3,000) of Fair Market Value of such Shares  (determined at the time such Shares are purchased) for any Offering Period (provided, however, the maximum amount may be adjusted downward by the Committee with respect to any Participant who enrolls after the commencement  of an Offering Period).  Any amounts received from a Participant that cannot be used to purchase Shares as a result of this limitation shall be returned as soon as reasonably practicable to the Participant without interest.

Section 3.    Offering Periods.

The Plan shall operate by a series of annual ten-month Offering Periods, with a new Offering Period commencing on January 1st of each calendar year, or at such other time or times as may be determined by the Committee, and ending on October 31st, respectively, or at such other time or times as may be determined by the Committee.  The initial Offering Period shall commence on the date determined by the Committee which is expected to be as soon as practicable on or after June 1, 2005 and end on October 31, 2005.  The Plan shall continue until terminated in accordance with Section 17.  Subject to Section 17, the Committee shall have the power to change the duration and/or the frequency of Offering Periods with respect to future offerings and shall use its reasonable efforts to notify Employees of any such change at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected.

Section 4.    Enrollment; Participation.

(a)    At the beginning of each Enrollment Period, the Company shall commence an offering by granting each eligible Employee who has elected to participate in such Offering Period pursuant to Section (b) below an option to purchase on the Purchase Date of such Offering Period up to a number of Shares determined by dividing each Employee's payroll deductions accumulated prior to such Purchase Date and retained in the Participant's account as of such Purchase Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 2(b) and 10 hereof.  Exercise of the option shall occur as provided in Section 6.  The option with respect to an Offering Period shall expire on the Purchase Date with respect to such Offering Period.

(b)    An Employee may (subject to the limitations set forth in Section 2(b)) elect to become a Participant in the Plan by completing and filing a subscription agreement authorizing the Company to make payroll deductions (as set forth in Section 5 hereof) prior to the end of the applicable Enrollment Period unless a later time for filing the subscription agreement is set by the Committee for all Employees.  Unless a Participant, by giving written notice (or such other notice as may from time to time be prescribed by the Committee), elects not to participate with respect to any subsequent Offering Period, the Participant shall be deemed to have accepted each new offer and to have authorized payroll deductions in respect thereof during each subsequent Offering Period.

Section 5.    Payroll Deductions.

(a)    A Participant may, in accordance with rules and procedures adopted by the Committee and subject to the limitation set forth in Section 2(b) hereof, authorize payroll deductions from such Participant’s Compensation on each payday occurring during an Offering Period.  Payroll deductions shall commence as soon as practicable  following the Enrollment Date, and shall end on the last payroll period ending on or before October 31 in the Offering Period to which the subscription agreement is applicable, unless sooner terminated by the Participant's termination of Continuous Status as an Employee as provided in Section 8 or termination of or change in payroll deductions as provided in this Plan.  A Participant may cease, decrease or increase his or her rate or amount of payroll deductions at any time during an Offering Period, but not more frequently than once each month during each Offering Period, or as may be determined by the Committee prior to the commencement of an Offering Period, by giving written notice (or such other notice as may from time to time be prescribed by the Committee).  The change in rate or amount shall be effective as soon as practicable following  the Committee’s receipt of the new subscription agreement.

(b)    All payroll deductions made by a Participant shall be credited to such Participant's account under the Plan.  A Participant may not make any additional payments into such account other than through payroll deductions as set forth in this Plan.

(c)    Payroll deductions shall recommence at the rate or in the amount provided for in such Participant's subscription agreement at the beginning of the next Offering Period which is scheduled to commence in the following calendar year, unless a Participant increases or decreases the rate or amount of his or her payroll deductions as provided hereof in Section 5(a) hereof, or terminates his or her participation in the Plan as provided in Section 8.

Section 6.    Purchase of Shares; Matching Contributions.

(a)    Unless a Participant terminates participation in the Plan as provided in Section 8, such Participant's election to purchase Shares shall be exercised automatically on each Purchase Date, and the maximum number of Shares subject to option shall be purchased for each Participant at the applicable Purchase Price with the accumulated payroll deductions in each Participant's account as of the Purchase Date.  Any payroll deductions accumulated in a Participant's account following the purchase of Shares on any Purchase Date that are not sufficient to purchase a full Share shall be used to purchase Fractional Shares.  All Shares purchased with payroll deductions shall be immediately and fully vested but subject to the “two-year blocking period” provided in Section 7.  During a Participant's lifetime, a Participant's option to purchase Shares hereunder is exercisable only by the Participant.

(b)    As of each Purchase Date, the Company shall provide each Participant with matching Shares equal to fifty percent (50%) of the Shares purchased with the Participant’s accumulated payroll deductions in the Participant’s account as of the Purchase Date for the applicable Offering Period.  A Participant shall be immediately and fully vested in matching Shares but the matching Shares shall be subject to a two-year blocking period after the Purchase Date on which they were provided as provided in Section 7.  Matching Shares shall be taxable as of the date provided, and all taxes on the matching Shares shall be the Participant’s responsibility.

Section 7.    Delivery of Shares; Withdrawal or Sale of Shares.

(a)    As promptly as practicable after each Purchase Date on which a purchase and match of Shares occurs, a share certificate or certificates or other indicia of ownership of the Shares, or a security entitlement in respect thereof, representing the number of Shares so purchased and matched shall be delivered to a brokerage account designated by the Committee and kept in such account pursuant to, and for the time period specified in, a subscription agreement between each Participant and the Company and subject to the conditions described therein, which will include a requirement that Shares be held and not sold or otherwise transferred for two-years after the applicable Purchase Date (the “two-year blocking period”).  Alternatively, the Company shall establish some other means for such participants to receive ownership of the Shares.  Any dividends received on such Shares shall at the time of receipt be used to acquire at Fair Market Value additional Shares which shall be kept in the Participant's account; provided that Shares purchased from dividends shall not be subject to the two year blocking period.

(b)    The cost of the sale of any Shares shall be the sole responsibility of the Participant.

Section 8.     Withdrawal; Termination of Employment.

(a)    A Participant may withdraw the entire amount of payroll deductions credited to the Participant's account (that have not been used to purchase Shares) under the Plan, up to the last payroll period ending as of October 31of the applicable Offering Period preceding the Purchase Date.  No more than two (2) withdrawals may occur during any calendar year.

(b)    Upon termination of a Participant's Continuous Status as an Employee during an Offering Period for any reason, including Participant's voluntary or involuntary termination, long term disability(as determined under the Company’s or the applicable Designated Subsidiary’s long term disability program), retirement or death, all the payroll deductions credited to such Participant's account (that have not been used to purchase Shares) shall be returned to such Participant or, in the case of such Participant's death, to the person or persons entitled thereto under Section 12 hereof, without interest, and such Participant's option shall be automatically terminated.  Such termination shall be deemed a withdrawal from the Plan.

(c)    Upon a Participant’s termination as an Employee by reason of death, retirement from the Company or any Designated Subsidiary for any reason, including Participant's voluntary or involuntary termination, long term disability (as determined under the Company’s or the applicable Designated Subsidiary’s long term disability program), retirement or death,  any blocking period under Section 7 shall immediately end with respect to such Participant.  All Shares held for the account of the Participant must be either sold or transferred to the Participant’s or the Participant’s beneficiary’s private account within ninety (90) days of such event (as provided in Section 12 hereof).

Section 9.    Interest.

No interest shall accrue on or be payable by the Company or any Designated Subsidiary with respect to the payroll deductions of a Participant in the Plan.

Section 10.    Stock Subject to Plan.

(a)    Unless otherwise determined by the Board, there shall be no maximum aggregate number of Shares reserved for sale under the Plan for each Offering Period that occurs during the term of the Plan.  The Shares may consist, in whole or in part, of Amercian Depository Shares representing authorized and unissued shares of Parent common stock or treasury shares of Parent common stock, or Shares purchased on the open market.

(b)    No Participant shall have rights as a stockholder, including voting rights, with respect to any option granted hereunder until the date on which such Shares shall be deemed to have been purchased by the Participant in accordance with Section 7 hereof.  Once Shares are purchased, the Participant shall be entitled to all of the rights of a shareholder with respect to such Shares, including voting and dividend rights notwithstanding the two-year blocking provided required in Section 7.

(c)    Shares or securities entitlements in respect thereto purchased on behalf of a Participant under the Plan shall be held  in accounts in the name of or on behalf of the Participant.

Section 11.    Administration.

The Plan shall be administered by the Committee.  The Committee shall have full power and authority in its discretion, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable.  Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held.  Except as provided in Section 7 (b), the Company shall pay all expenses incurred in the administration of the Plan.  No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation.

All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, any Subsidiary, the Employee (or any person claiming any rights under the Plan through any Employee) and any stockholder of the Company, or any Subsidiary.

Section 12.    Designation of Beneficiary.

(a)    A Participant may file, on forms supplied by and delivered to the Committee, a written designation of a beneficiary who is to receive cash, if any, remaining in such Participant's account under the Plan in the event of the Participant's death.

(b)    A Participant may, on such forms as are made available by the broker maintaining the brokerage account, designate a beneficiary to receive Shares held in the brokerage account in the event of the Participant’s death.

(c)    The designation of beneficiary, under subsection (a) above, may be changed by the Participant at any time by written notice to the Committee by means of such forms as the Committee shall provide.  In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Committee shall deliver the balance of the cash credited to Participant's account to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Committee, in its discretion, may deliver such cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Committee may designate.

Section 13.    Transferability.

Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or any rights to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or as provided in Section 12 hereof) by the Participant.  Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

Section 14.    Use of Funds.

All payroll deductions received or held under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

Section 15.    Reports.

Individual accounts shall be maintained by the Committee for each Participant in the Plan.  Statements of account shall be provided or otherwise made available to each Participant at least annually which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and matched and the remaining holding periods.

Section 16.    Effect of Certain Changes.

In the event of a Change in Capitalization or the distribution of an extraordinary dividend, the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan. In the event of a dissolution or liquidation of the Parent, the Company or Designated Subsidiary, any Offering Period then in progress with respect to the Company or such Designated Subsidiary will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board.  In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation; provided that in the event that the successor corporation refuses to assume or substitute for outstanding options, the Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the “New Purchase Date”), as of which date any Offering Period then in progress will terminate.  The New Purchase Date shall be on or before the date of consummation of the transaction and the Committee shall notify each Participant in writing that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 8.  For purposes of this Section 16, an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of Shares covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 16 hereof); provided that if the consideration received in the transaction is not solely common stock of the successor corporation (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation equal in fair market value to the per Share consideration received by holders of common stock in the transaction.

Section 17.    Amendment or Termination.

The Committee may at any time amend the Plan; provided that amendment of Sections 1(t), 2(b), 6(b), 8(b), 8(c), 10(a), 10(b),11, 16 and 17 shall require Board approval.  The Board may at any time terminate the Plan.

Section 18.    Notices.

All notices or other communications by a Participant to the Committee under or in connection with the Plan shall be deemed to have been duly given when they are received in a timely manner in the form specified by the Committee at the location, or by the person, designated by the Committee for the receipt thereof.

Section 19.    Regulations and Other Approvals; Governing Law.

(a)    This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof, except to the extent that such law is preempted by federal law.

(b)    The obligation of the Company to sell or deliver Shares with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

Section 20.    Withholding of Taxes.

If the Participant makes a disposition, within the meaning of Section 424(c) of the Code of any Share or Shares issued to the Participant under the Plan, and/or if the Participant is entitled to matching Shares as provided in Section 6(b) hereof, the Company may withhold from the Participant’s Compensation or the Participant may deliver to the Company any amount of Federal, state or local income taxes and other amounts which the Company informs the Participant the Company may be required to withhold.

Section 21.    Nonguarantee of Employment

Nothing contained in this Plan shall be construed as a contract of employment between the Company or any Designated Subsidiary and any Employee or Participant, or as a right of any Employee or Participant to be continued in the employment of the Company or any Designated Subsidiary, or as a limitation of the right of the Company or any Designated Subsidiary to discharge any of its Employees or Plan Participants with or without cause.

Section 22.    Effective Date.

The Plan shall become effective upon the approval of the Plan by the Board.

SCHEDULE A – DESIGNATED SUBSIDIARIES

Syngenta Crop Protection, Inc.

GB Biosciences Corp.

Syngenta Seeds, Inc.

Garst Seed Company (formerly Advanta USA Inc.)

Golden Seed Company, LLC

JC Robinson Seeds, Inc.

Garwood Seed Co.

Sommer Bros. Seed Co.

Thorp Seed Co.

Central Golden Harvest Research, Inc.

Syngenta Americas Inc.

Syngenta Finance Corp.

Syngenta Biotechnology Inc.